Exhibit 99.1

ROYAL STANDARD ANNOUNCES THE ENTERING INTO OF AN ASSET PURCHASE AND SALE AGREEMENT AND RESIGNATION OF JOHN FITZGERALD AS A DIRECTOR

Toronto, Ontario – October 10, 2012 – Royal Standard Minerals Inc. (OTCBB: RYSMF) (the “Company” or “Royal Standard”) today announced that it and its wholly-owned subsidiary Manhattan Mining Co. have entered into a definitive asset purchase and sale agreement (the “Asset Purchase Agreement”) with Scorpio Gold Corporation (TSX-V: SGN) (“Scorpio”) and Scorpio’s wholly-owned subsidiary Goldwedge LLC dated October 10, 2012, to sell its Goldwedge and Piñon property interests and the assets related thereto (the “Assets”). The Asset Purchase Agreement replaces a non-binding letter of intent entered into by the Company and Scorpio dated August 28, 2012, as amended, previously announced in the Company’s news release dated August 29, 2012. The Assets are being sold pursuant to a sale process led by an independent strategic committee of the Company’s board of directors and organized by Royal Standard’s independent financial advisors.

As consideration,  the Company will receive from Scorpio $1.25 million in cash, 3 million common shares of Scorpio and the assumption by Scorpio of approximately US$12 million in principal and all interest, fees and other amounts due on such principal currently owing by Royal Standard to Waterton Global Value, L.P., the Company’s principal creditor. On October 9, 2012, Scorpio’s stock closed at $0.70.

There can be no assurance that a transaction will ultimately be concluded with Scorpio.

Completion of a transaction will be subject to a number of conditions including, but not limited to: the entering into of ancillary agreements and the completion of documentation relating thereto; Waterton consenting to the transaction and agreeing to terms acceptable to Scorpio on Scorpio’s assumption of the outstanding debt and royalty obligations outstanding to Waterton; the receipt of all requisite regulatory approvals including the approval of the TSX Venture Exchange; and the receipt of all requisite approvals from Royal Standard’s shareholders.

Royal Standard has also accepted the resignation of John Fitzgerald from its board of directors effective October 4, 2012. The management and board would like to thank Mr. Fitzgerald for his valuable contribution to the Company and wish him all the best in his future endeavours.

Royal Standard is a junior mining and exploration company with multiple high quality gold projects in Nevada, USA. The Company’s flagship, Goldwedge Mine, is located southeast of the Round Mountain gold mine in central Nevada. Royal Standard explores and develops gold and polymetallic properties. The Company’s current portfolio of gold exploration projects includes Fondaway Canyon, Piñon, and Dixie Comstock.

For more information please visit www.royalstandardminerals.com or contact:

Joe Racanelli, Investor Relations TMX Equicom Tel: 416-815-0700 ext. 258 jracanelli@equicomgroup.com

OR

info@royalstandardminerals.com

Disclaimer for Forward-Looking Information

This news release contains forward-looking statements including statements about future asset sales. These forward-looking statements entail various risks and uncertainties that could cause actual results may differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the fact that the proposed asset sale is non-binding, the strength of the Canadian and US economies; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.